

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 29, 2017

<u>Via E-mail</u>
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

   Re: **CNOOC Limited**
     Form 20-F for Fiscal Year Ended December 31, 2015
     Filed April 21, 2016
     File No. 1-14966

Dear Mr. Zhong:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director
       Office of Natural Resources